UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	May 13, 2011	Consolidated Financial Statements for the Fiscal Year Ended March 31, 2011 (U.S. Accounting Standards)

2	May 13, 2011	Notice on Distribution of Surplus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: May 13, 2011

Exhibit 1

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2011 (U.S. Accounting Standards)

[Translation]

May 13, 2011

Listed Company: Wacoal Holdings Corp.	Stock Exchanges: Tokyo (1st section), Osaka (1st section)
Code Number: 3591	URL: http://www.wacoalholdings.jp/
Representative: (Position) Representative Director	(Name) Yoshikata Tsukamoto
For Inquiries: (Position) Director and General Manager of Corporate Planning	(Name) Ikuo Otani Tel: +81 (075) 682-1028
Scheduled date of Ordinary Shareholders’ Meeting: June 29, 2011	Scheduled Commencement Date of Dividend Payment: June 6, 2011
Scheduled date of Annual Securities Report Filing: June 29, 2011
Supplementary materials regarding Annual Business Results: Yes
Explanatory meeting regarding Annual Business Results: Yes

(Amounts less than 1 million yen have been rounded.)

1.	Consolidated Results for the Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)

(1)	Consolidated Business Results

	(% indicates changes from prior fiscal year)

	Sales		Operating Income		Pre-tax Net Income		Net Income Attributable to Wacoal Holdings Corp.
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Fiscal Year Ended March 31, 2011	165,726	1.5	4,255	11.7	3,739	19.7	2,615	3.6
Fiscal Year Ended March 31, 2010	163,297	(5.2)	3,810	(62.4)	3,123	(59.1)	2,524	(51.7)

(Note) Comprehensive income (loss):	Fiscal Year ended March 31, 2011: (1,469) million yen (—%)
Fiscal Year ended March 31, 2010: 8,202 million yen (—%)

	Net Income Attributable to Wacoal Holdings Corp. Per Share	Diluted Net Earnings Attributable to Wacoal Holdings Corp. Per Share	Ratio of Net Income Attributable to Wacoal Holdings Corp. to Shareholders’ Equity	Ratio of Pre-tax Net Income to Total Assets	Ratio of Operating Income to Sales
	Yen	Yen	%	%	%
Fiscal Year Ended March 31, 2011	18.53	18.51	1.5	1.7	2.6
Fiscal Year Ended March 31, 2010	17.86	17.85	1.5	1.4	2.3

(Reference) Equity in income/(loss) of equity-method investment:	Fiscal Year ended March 31, 2011: 990 million yen
Fiscal Year ended March 31, 2010: 907 million yen

(2)	Consolidated Financial Condition

	Total Assets	Total Equity (Net Assets)	Total Shareholders’ Equity	Total Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
	Million Yen	Million Yen	Million Yen	%	Yen
Fiscal Year Ended March 31, 2011	215,345	168,867	166,967	77.5	1,185.44
Fiscal Year Ended March 31, 2010	223,387	173,553	171,630	76.8	1,215.52

(3)	Consolidated Cash Flow Status

	Cash Flow from Operating Activities	Cash Flow used in Investing Activities	Cash Flow used in Financing Activities	Balance of Cash and Cash Equivalents at End of Fiscal Year
	Million Yen	Million Yen	Million Yen	Million Yen
Fiscal Year Ended March 31, 2011	10,054	(1,546)	(4,899)	26,981
Fiscal Year Ended March 31, 2010	9,449	(2,698)	(5,438)	24,317

2.	Status of Dividends

	Annual Dividend					Total Amount of Dividends (annual)	Payout Ratio (consolidated)	Ratio of Dividend to Shareholders’ Equity (consolidated)
	End of First Quarter	End of Second Quarter	End of Third Quarter	Year-End	Annual
	Yen	Yen	Yen	Yen	Yen	Million Yen	%	%
Fiscal Year Ended March 31, 2010	—	—	—	20.00	20.00	2,824	112.0	1.7
Fiscal Year Ended March 31, 2011	—	—	—	20.00	20.00	2,817	107.9	1.7

Fiscal Year Ending March 31, 2012 (Estimates)	—	—	—	20.00	20.00		70.4

3.	Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2012 (April 1, 2011 – March 31, 2012)

(% indicates changes from the prior fiscal year for annual and from the six-month period ended September 30, 2010 for the six-month period)

	Sales		Operating Income		Pre-tax Net Income		Net Income Attributable to Wacoal Holdings Corp.		Net Income Attributable to Wacoal Holdings Corp. Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Six-Month Period Ending September 30, 2011	85,300	(0.7)	4,700	(23.6)	4,900	(8.1)	2,600	(6.5)	18.46
Annual	167,000	0.8	6,500	52.8	6,800	81.9	4,000	53.0	28.40

4.	Other

(1)	Changes in significant subsidiaries during the fiscal year ended March 31, 2011 (change in scope of consolidation): None

New: None

Excluded: None

(Note) For details, please see “(7) Basic Significant Matters in Preparation of Consolidated Financial Statements” in Section 4 “Consolidated Financial Statements” on page 19.

(2)	Changes in Accounting Principles, Procedures and Indication Method:

(i)	Changes due to modifications in accounting standards, etc.: None
(ii)	Changes other than (i) above: None

(3)	Number of Issued Shares (Common Stock)

	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2010
(i) Number of issued shares (including treasury stock) as of period end:	143,378,085 shares	143,378,085 shares
(ii) Number of shares held as treasury stock as of period end:	2,529,607 shares	2,179,739 shares
(iii) Average number of shares during the period:	141,145,190 shares	141,353,141 shares

(Reference) Summary of Non-Consolidated Results

1.	Non-Consolidated Results for the Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011)

(1)	Non-Consolidated Business Results

	(% indicates changes from prior fiscal year)

	Sales		Operating Income		Ordinary Income		Net Income
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Fiscal Year Ended March 31, 2011	7,662	9.9	3,885	28.1	4,000	28.7	3,432	18.8
Fiscal Year Ended March 31, 2010	6,968	12.9	3,032	51.1	3,106	48.3	2,887	128.7

	Net Income Per Share	Diluted Net Earnings Per Share
	Yen	Yen
Fiscal Year Ended March 31, 2011	24.30	24.28
Fiscal Year Ended March 31, 2010	20.39	20.38

(2)	Non-Consolidated Financial Condition

	(% indicates changes from prior fiscal year)

	Total Assets	Net Assets	Capital-to-Asset Ratio	Net Asset per Share
	Million Yen	Million Yen	%	Yen
Fiscal Year Ended March 31, 2011	146,121	142,451	97.3	1,010.29
Fiscal Year Ended March 31, 2010	146,898	142,459	96.9	1,006.55

(Reference) Equity Capital:	As of the end of the fiscal year ended March 31, 2011: 142,297 million yen
As of the end of the fiscal year ended March 31, 2010: 142,355 million yen

*Notes on Implementation of Audit Procedures

This financial statement is not subject to the audit procedures based on the Financial Instruments and Exchange Law. The audit procedures for annual financial statements based on the Financial Instruments and Exchange Law had not been completed as of the time of disclosure of this financial statement.

*Cautionary Statement regarding Forward Looking Statements

The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future.

Statements made in this report regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding fiscal 2011 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.

These risks, uncertainties and other factors include: the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to recruit and maintain qualified personnel; effects of seasonality on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks relating to intellectual property; risks relating to protection of personal information and Wacoal’s confidential information; risks relating to internal control; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; risks relating to return of investment for development of new market; and other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Table of Contents for Attached Materials

Qualitative Information and Financial Statements

1.	Business Results

(1) Analysis of Results

Results For the Fiscal Year Ended March 2011

During the fiscal year ended March 31, 2011 (fiscal 2011), although there was a sign of partial recovery as a result of a recovery trend and policy effects implemented in the global economy as well as the growth of emerging markets, the outlook of the Japanese economy has continued to remain severe. This is a result of the continued severe state of employment, appreciation of the yen, reaction to the policy effects, general concerns about the direction of the economy caused by the global economic downturn, as well as downturn factors such as the impact of the Tohoku Region Pacific Ocean Offshore Earthquake and subsequent tsunami (the “Earthquake”).

In this business environment, our group (primarily Wacoal Corp., our core operating entity) implemented a new mid-term plan in April 2010, and sought to improve profitability through structural reform of our domestic business and began making efforts in strengthening growth by active development of our overseas business, mainly in China.

As a result of the above, with respect to our consolidated business results for the fiscal 2011, while sales from Wacoal Corp. were below the results from the previous fiscal year, overall sales increased as compared to the results from the previous fiscal year due to the (i) favorable performance of our overseas business in the United States and China, which increased compared to the results from the previous fiscal year, (ii) consolidation of the business results of Lecien Corporation (“Lecien”), which became our wholly-owned subsidiary last year, and (iii) improvement in sales generated by Nanasai Co., Ltd. (“Nanasai”). Operating income increased as compared to the results from the previous fiscal year due to (i) Wacoal Corp.’s efforts in reducing cost and expense and (ii) improvement in income generated by Nanasai.

Sales:	165,726 million yen (an increase of 1.5% as compared to the previous fiscal year)

Operating income:	4,255 million yen (an increase of 11.7% as compared to the previous fiscal year)

Pre-tax net income:	3,739 million yen (an increase of 19.7% as compared to the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	2,615 million yen (an increase of 3.6% as compared to the previous fiscal year)

Business Overview of the Operating Segment

a.	Wacoal Business (Domestic)

In Wacoal Corp.’s Wacoal brand business, sales of most of the core brassieres showed strong performance as a result of the direct benefits of our campaign products, which have been well received by our consumers, and our successful promotional campaign based on the key-word “body aging (physiological changes associated with aging)”, which stemmed from the results of Wacoal Corp. Human Science research Center’s research announced in April 2010. Conversely, sales our new Style Science functional underwear series showed weak performance and overall sales of girdles were below the results from the previous fiscal year. Sales of our seasonal undergarments were also largely below the results from the previous fiscal year due to products sold by our competitors. In addition to the above, sales in March fell as a result of the impact of the Earthquake, and, as a result, overall sales of our core Wacoal brand business were below the results from the previous fiscal year.

In our Wing brand business, delivery was suppressed largely due to clients’ inventory adjustments. Although in-store performance of brassieres was steady, sales of our undergarments were affected by mass merchandisers’ private-label brand products and the products sold by our competitors. Consequently, sales of girdles showed poor performance, and the results of these items were below the results from the previous fiscal year. With respect to men’s undergarments, although sales of products targeted at senior consumers and new brands expanded, sales were below the results from the previous fiscal year at a result of the poor performance of our basic Style Science products. Due to the above, overall sales of our Wing brand business were below the results from the previous fiscal year.

Regarding our specialty retail stores business, sales of our reasonably-priced brassiere products from our direct retail store APMHI showed a strong performance. Furthermore, overall sales exceeded the results from the previous fiscal year due to steady sales from our Wacoal Factory Stores in general, despite the partial impact of the Earthquake.

Although sales from our existing stores of Une Nana Cool Corp. (a subsidiary of Wacoal Corp. that engages in the specialty retail store business) were below the results from the previous fiscal year, new store openings helped overall sales to exceed the results from the previous fiscal year.

In our wellness business, because we actively covered the demand from a boom in running and trekking, sales of our “CW-X” brand products showed favorable performance. In addition, sales of our business footwear, which focuses on functionality showed favorable performance as a result of advertisements made in public transportation and a campaign for walking. As a result, overall sales from our wellness business exceeded the results from the previous fiscal year.

In our catalog sales business, sales fell below the results from the previous fiscal year due to a slow start in purchases in our catalogue sales as a result of the cool summer at the beginning of the season and lingering heat, as well as the impact of the Earthquake. However, our online sales showed favorable performance after the sales of limited items on the website gained significant popularity. As a result, overall sales from our catalog sales business remained the same as the results from the previous fiscal year.

As seen above, although sales from our specialty retail stores business and wellness business performed strongly, the overall sales of Wacoal Corp. were below the results from the previous fiscal year due to lower sales of our core Wacoal and Wing brand products. Our operating income, however, exceeded the operating income for the previous fiscal year due to our successful efforts in improving our sales-to-profit ratio and cost-cutting initiatives, which are a part of our structural reform that we have implemented from fiscal 2011.

Sales:	110,856 million yen (a decrease of 2.7% as compared to the previous fiscal year)

Operating income:	5,620 million yen (an increase of 23.7% as compared to the previous fiscal year)

b.	Wacoal Business (Overseas)

As for our overseas operations (from January 2010 to December 2010), we actively made efforts in expanding our U.S. market share and enhancing our product lineup, as well as in expanding sales in surrounding countries, while consumer spending recovered and the economy showed steady performance in the United States. Although sales denominated in U.S. dollars exceeded the results from the previous fiscal year as a result of the strong performance of our reasonably-priced brassiere and functional bottom products and the launch of our internet sales, sales fell below the results from the previous fiscal year due to an exchange fluctuation. With respect to profitability, in addition to an increase in sales, operating income exceeded the results from the previous fiscal year due to an improvement in our sales-to-profit ratio and cost reduction efforts. The exchange rate in the fiscal year ended March 31, 2011 was 87 yen per dollar (compared to 92 per dollar for the previous fiscal year).

As for our business in China, while economy in China continued to expand despite elements of instability, we actively promoted the opening of new stores in inner mainland China. Although sales from these new stores were below our original expectations due to a lack of brand recognition, overall sales exceeded the results from the previous fiscal year. Operating income was below the results from the previous fiscal year as a result of increases in expenses incurred for shop openings and promotional expenses.

Sales:	20,052 million yen (an increase of 6.1% as compared to the previous fiscal year)

Operating income:	1,321 million yen (a decrease of 0.7% as compared to the previous fiscal year)

c.	Peach John Business

With respect to Peach John Co., Ltd. (for the period from March 2010 to February 2011), mail-order sales fell below the results from the previous fiscal year due to a weak number of catalogue orders, except for our cosmetic beauty catalogue. Sales from our direct retail stores also fell below the results from the previous fiscal year due to a decrease in the number of shops as compared to the previous fiscal year. As for our directly-managed overseas stores, we continued to actively expand the number of shops and opened five shops in Shanghai, in addition to our two directly-managed stores in Hong Kong; however, overall sales from our Peach John business were significantly affected by the weak performance of our domestic business and were below the results from the previous fiscal year. With respect to profitability, despite our efforts to achieve efficiency by reducing the number of catalogues published and reassessing the media through which we advertize, we suffered an operating loss as a result of a decrease in sales and integration, elimination of business offices as a result of structural reform and an increase in expenses incurred for voluntary retirement.

Furthermore, we have drafted a business plan for the next five fiscal years after fiscal 2012 while taking into account the impact of the Earthquake, and accordingly we have recorded an impairment loss of 1,772 million yen after reassessing the fair value of Peach John.

Sales:	11,711 million yen (a decrease of 11.4% as compared to the previous fiscal year)

Operating income:	(3,024) million yen (as compared to 1,325 million yen of operating loss incurred for the previous fiscal year)

d.	Other[1]

With respect to the business of Lecien, we liquidated underperforming businesses during the previous fiscal year and made efforts in selecting and focusing management resources. Sales from our core innerwear and outerwear products were below the results from the previous fiscal year due to increased competition in the mass merchandiser market, which is our core sales channel. In the Art/Hobby business, sales of embroidery thread and sewing fabrics for handicrafts showed steady performance and remained the same as the results from the previous fiscal year; however, in our material business, which handles lace materials, sales were below the results from the previous fiscal year. Overall sales from Lecien exceeded the results from the previous fiscal year because the consolidated financial results of Lecien was for the 12-month-period for fiscal 2011, while it was for the 8-month-period for the previous fiscal year. Although operating income improved from the results for the previous fiscal year as a result of our successful efforts in liquidating underperforming businesses and cost-cutting initiatives, we suffered an operating loss partially due to a shortage of reserves for our retirement pension.

As for Nanasai, which engages in the manufacturing, sales and rental business of mannequins and interior design and construction of stores at commercial facilities, sales exceeded the results from the previous fiscal year as a result of favorable product sales, as well as steady orders for rental mannequins and shop renovations from department stores, which constitute our major clients. In addition, in terms of profitability, operating income greatly improved as compared to the results from the previous fiscal year, and we achieved a surplus as we were successful in implementing a thorough reassessment of costs.

Sales:	23,107 million yen (an increase of 34.0% as compared to the previous fiscal year)

Operating income:	338 million yen (as compared to 737 million yen of operating loss incurred for the previous fiscal year)

Forecast for Next Fiscal Year

With strong concerns about the impact of the Earthquake and economic downturn, we anticipate that the management environment will continued to remain severe. However, we plan to accelerate the implementation of our mid-term plan (from fiscal 2011 to fiscal 2013), which we implemented in April of 2010, and nevertheless expand sales by continuously developing products with real value using our group’s high-quality and high-functionality manufacturing technologies.

As for Wacoal Corp., we will seek to improve the profitability structure of our domestic business through structural reform and to promote rebuilding the brand channel strategies. In addition, we will actively make efforts to expand our specialty retail store business and wellness business, which we believe have further growth potential, and to rebuild our supply chain management which can exercise the resources of our group, as a whole, including Lecien.

As for our overseas business, our business in the United States continues to show steady performance and we will make efforts to further enhance our product lineup including by the launch of new products, and to expand our sales channels. In China, where we expect further economic growth, we will accelerate our shop openings while responding to changes in the business environment and proactively conduct promotional activities to enhance our brand recognition.

As for the Peach John business, in an aim to shift to a business entity that can ensure a stable rate of return, we will reassess our business model to respond to changes in the business environment, develop new products, and promote our overseas operations.

Our forecast for next fiscal year are based on the following preconditions:

For the primary exchange rates, the exchange rate for the U.S. dollar is assumed to be 82 yen to the dollar and for the Chinese yuan is assumed to be 13 yen to the yuan. The possible impact of the Earthquake on our business activities that we can anticipate at this time has been incorporated in our forecast of consolidated business results for the fiscal year; however, actual results in the future may differ largely from our estimates due to future events.

Sales:	167,000 million yen (an increase of 0.8% as compared to the previous fiscal year)

Operating income:	6,500 million yen (an increase of 52.8% as compared to the previous fiscal year)

Pre-tax net income:	6,800 million yen (an increase of 81.9% as compared to the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	4,000 million yen (an increase of 53.0% as compared to the previous fiscal year)

[1]

In our annual report on Form 20-F for the year ended March 31, 2010, that was filed with the SEC on July 16, 2010, Nanasai was presented as a separate business segment rather than within the “Other” business segment. Including Nanasai in the Other business segment in this earnings release is consistent with our internal management reporting practice and permissible under Japanese law based on the earnings release form. In our annual report on Form 20-F for the year ended March 31, 2011, however, we expect to include Nanasai in the Other business segment as we do in this earnings release, as the share of Nanasai’s contribution to our operations has changed.

(2) Analysis of Financial Condition

Status of Assets, Liabilities and Shareholders’ Equity

Our total assets as of the end of this consolidated fiscal year ended March 31, 2011 was 215,345 million yen, a decrease of 8,042 million yen from the end of the previous fiscal year, as a result of a decrease in investments due to changes in stock prices and a decrease in other intangible fixed assets.

In terms of liabilities, our current liabilities were 46,478 million yen, a decrease of 3,356 million yen from the end of the previous fiscal year, as a result of a decrease in short-term bank loans under current liabilities, and a decrease of deferred tax liabilities under long-term liabilities.

Shareholders’ equity was 166,967 million yen, a decrease of 4,663 million yen from the end of the previous fiscal year, due to foreign currency exchange adjustments and fluctuations of unrealized gain on securities.

As a result of the above, our total shareholders’ equity ratio as of the end of this consolidated fiscal year ended March 31, 2011 was 77.5%, an increase of 0.7% from the end of the previous fiscal year.

Cash Flows Status

Cash flow from operating activities during fiscal 2011 was 10,054 million yen, an increase of 605 million yen as compared to the previous fiscal year, after adjustments of deferred taxes and equity in net income of affiliated companies, to the net income of 2,737 million yen plus the adjustments of depreciation expenses and an impairment loss of intangible fixed assets.

Cash flow used in investment activities was 1,546 million yen, a decrease of 1,152 million yen as compared to the previous fiscal year, due to the acquisition of marketable securities and tangible fixed assets, despite proceeds from the sale and redemption of marketable securities.

Cash flow used in financing activities was 4,899 million yen, a decrease of 539 million yen as compared to the previous fiscal year, due to the repayment of short-term bank loans and cash dividend payments.

As a result, the balance of cash and cash equivalents at the end of fiscal 2011, calculated by excluding the exchange difference on cash and cash equivalents from the above total, was 26,981 million yen, an increase of 2,664 million yen as compared to the previous fiscal year.

Free cash flow, which was calculated by subtracting the amount of capital investment from the cash flow from operating activities, amounted to 6,721 million yen.

Trends in certain cash-flow indicators

	Fiscal Year ended March 31, 2007	Fiscal Year ended March 31, 2008	Fiscal Year ended March 31, 2009	Fiscal Year ended March 31, 2010	Fiscal Year ended March 31, 2011
Shareholders’ equity ratio (%)	77.2	76.6	77.7	76.8	77.5
Shareholders’ equity ratio based on the market value (%)	83.9	87.4	75.0	73.8	68.5
Debt redemption years (years)	0.6	0.4	0.6	0.9	0.6
Interest coverage ratio (times)	133.4	182.4	108.9	96.4	110.5

Shareholders’ equity ratio = shareholders’ equity/total assets

Shareholders’ equity ratio based on the market value = aggregate market value of shareholders’ equity/total assets

Debt redemption years = interest-bearing debt/cash flow from operating activities

Interest coverage ratio = cash flow from operating activities/interest payment

Interest payment = “cash payment/interest” as described in the supplemental information to the consolidated cash flow statements

(3) Basic Policy Regarding Distribution of Profits and Dividends for Fiscal 2011 and Fiscal 2012

Our basic policy regarding the distribution of profits to our shareholders is to pay steady dividends and increase our earnings per share, while giving due consideration to the improvement of corporate value through active investment that will result in increased profitability. As for retained earnings, with the aim of improving our corporate value, we have actively invested in developing new specialty retail stores, developing new points of contact with customers and actively investing in overseas businesses. We are also concentrating on new business investments, such as entry into new markets, strategic business alliances and M&A activities. We hope that these efforts will benefit our shareholders by improving future profitability. We also intend to acquire treasury stock from time to time, and we will try to improve capital efficiency and return profits to our shareholders.

As initially announced, the dividend payable for fiscal 2011 will be 20.00 yen per share. For fiscal 2012, we hope to be able to distribute 20.00 yen per share.

(4) Business Risks

These matters have not significantly changed since disclosure in our annual report for the year ended March 2010, and are omitted.

For a financial summary for the year ended March 2010 disclosing the above matters, please refer to the following URL.

(Our homepage)

http://www.wacoalholdings.jp/ir/library.html

2.	Status of Corporate Group

Our corporate group consists of Wacoal Holdings Corp. (the “Company”), 47 subsidiaries and 9 affiliates, and is principally engaged in the manufacturing and wholesale distribution of innerwear (primarily women’s foundation wear, lingerie, nightwear and children’s underwear), outerwear, sportswear, and other textile goods and related products, as well as the direct sale of certain products to consumers. Our corporate group also conducts business in the restaurant, culture, services, and interior design businesses.

Segment information and a summary of the various companies that make up our corporate group are as follows.

Business Segment	Operating Segment	Major Affiliated Companies
Wacoal Business (Domestic)	Manufacturing and Sales	Wacoal Corporation One other company
(Total: 2 companies)

	Sales	Une Nana Cool Corp. Two other companies
(Total: 3 companies)

	Apparel Manufacturing	Kyushu Wacoal Sewing Corp., Hokuriku Wacoal Sewing Corp., Niigata Wacoal Sewing Corp., Torica Inc. Two other companies
(Total: 6 companies)

	Other Textile Related	Wacoal Distribution Corp.
(Total: 1 company)

	Cultural Business Service	Wacoal Art Center, Ltd.
(Total: 1 company)

	Other Business	Wacoal Holdings Corp. Seven other companies
(Total: 8 companies)

Wacoal Business (Overseas)	Manufacturing and Sales	Wacoal America, Inc., Wacoal China Co., Ltd., Taiwan Wacoal Co., Ltd. One other company
(Total: 4 companies)

	Sales	Wacoal Singapore Private Ltd., Wacoal Hong Kong Co., Ltd., Wacoal France Société Anonyme, Wacoal (UK) Ltd. Three other companies
(Total: 7 companies)

	Apparel Manufacturing	Wacoal Dominicana Corp. (Dominican Republic), Guandong Wacoal Inc. Two other companies
(Total: 4 companies)

	Other Textile Related	Wacoal International Hong Kong Co., Ltd.
(Total: 1 company)

	Other Business	Wacoal International Corp. (U.S.) Wacoal Investment Co., Ltd. (Taiwan) One other company
(Total: 3 companies)

Peach John Business	Sales	Peach John Co., Ltd. Three other companies
(Total: 4 companies)

Other	Manufacturing and Sales	Lecien Corporation One other company
(Total: 2 companies)

	Apparel Manufacturing	Lecien Nagasaki Corporation, Dalian Lecien Fashion Co., Ltd. Three other companies
(Total: 5 companies)

	Other Textile Related	Lecien U.S.A., Inc. One other company
(Total: 2 companies)

	Other Business	Nanasai Co., Ltd., Wacoal Service Co., Ltd., Wacoal Career Service Corp. One other company
(Total: 4 companies)

The business distribution diagram is as follows:

Sales
Consumer/Client
Sales
Domestic
Overseas
Sales
(North and Central America)
(Apparel Manufacturing and Raw Materials Manufacturing: 9 companies)
Kyushu Wacoal Manufacturing Corp.
Hokuriku Wacoal Sewing Corp.
Niigata Wacoal Sewing Corp.
Torica Inc.
5 other companies
Supply of Raw Materials
Supply of Raw Materials and Semi-manufactured
(Investment: 1 company)
Wacoal International Corp. (U.S.)
Supply of Raw Materials
(Manufacturing and Sales: 1 company)
Wacoal America, Inc. (U.S.)
Supply of Raw Materials and Semi-manufactured
Supply of Goods
Supply of Raw Materials
(Apparel Manufacturing: 2 companies)
Wacoal Dominicana Corp. (Dominican Republic)
1 other company
(Manufacturing and Sales: 2 companies)
Lecien Corporation
1 other company
Supply of Goods
(Sales: 3 companies)
Wacoal Sports Science Corp. (U.S.)
2 other companies
Supply of Goods
Supply of Goods
Supply of Goods
(Europe)
(Sales: 5 companies)
Peach John Co., Ltd.
Une Nana Cool Corp.
3 other companies
Supply of Goods
Supply of Goods
(Sales: 3 companies)
Wacoal France S.A. (France)
Wacoal (U.K.) Ltd. (U.K.)
1 other company
(Asia)
(Investment and Other Business: 3 companies)
Wacoal Investment Co., Ltd. (Taiwan)
2 other companies
Wacoal Corp.
(Other Textile Related: 1 company)
Wacoal Distribution Corp.
Business Services Support etc.
Supply of Goods
(Sales: 6 companies)
Wacoal Singapore Private Ltd. (Singapore)
Wacoal Hong Kong Co., Ltd. (Hong Kong)
4 other companies
(Cultural Business Service: 1 company)
Wacoal Art Center Co., Ltd.
Administrative Services Support
Supply of Raw Materials
Supply of Semi-manufactured Goods
(Manufacturing and Sales: 12 companies)
Guangdong Wacoal Inc. (China)
Wacoal China Co., Ltd. (China)
Shinyoung Wacoal Inc. (Korea)
Taiwan Wacoal Co., Ltd. (Taiwan)
Thai Wacoal Public Co., Ltd. (Thailand)
7 other companies
(Other Business: 4 companies)
Nanasai Co., Ltd.
Wacoal Service Co., Ltd.
Wacoal Career Service Corp.
House of Rose Co., Ltd.
Sales Appliances and Business Services Support etc.
Supply of Raw Materials
Supply of Raw Materials
Supply of Raw Materials
(Other Textile Related: 2 companies)
Wacoal International Hong Kong Co., Ltd. (Hong Kong)
1 other company
Wacoal Holdings Corp. (holding company)

3.	Management Policies

The following matters have not significantly changed since the disclosure in the financial statements for the fiscal year ended March 31, 2010 (disclosed on March 11, 2010), and are omitted.

(1)	Basic Business Policy

(2)	Measures for Business Targets

(3)	Our Medium- and Long-Term Business Strategy

For the financial statements for the fiscal year ended March 31, 2010 disclosing the above matters, please refer to the following URL.

(Our homepage)

http://www.wacoalholdings.jp/ir/financial_results.html

(The Tokyo Stock Exchange homepage (listed company search))

http://www.tse.or.jp/listing/compsearch/index.html

(4)	Issues to Address

While our core domestic sales channels (department stores, mass merchandisers and specialty stores) remain weak, our sales channels strategies that are based on consumer behavior have become considerably important. We have launched our structural reform and have been making and will steadily make efforts to ensure a proper profitability structure in order to respond to a drastic change in business scale. We will also need to build a system which can accurately respond to changes in consumer needs (as seen in the price reduction in low-price, high volume products) by drawing on our group’s collective strength.

Under such an environment, we will actively make investments into new business lines that we believe may generally add to sales as necessary. Among other things, we consider our overseas innerwear business as our group’s biggest growth engine and we believe it is essential for us to develop a business which focuses on building brands, cultivates business expansion and actively makes investments in the emerging and new markets, as well as strategic business alliances.

<Wacoal Business (Domestic)>

(Promotion of Structural Reform)

With respect to our existing domestic innerwear wholesale business, in aim to shift to a profitability structure which can respond to a change in business scale, we will promote a structural reform that will achieve “department store business reform”, “manufacturing productivity improvement”, “streamlined distribution” and “business infrastructure reform”.

(Rebuilding of Brand Channel Strategy)

With respect to department store channels, we will rebuild our brand recognition by reviewing the product layouts of the entire high volume products business and by aiming to efficiently develop products and attain a new customer segment of career-focused customers. In the mass merchandisers channel, we will sort out the roles to be played by Wacoal brand, Wing brand and Lecien, which is within our “Other” business segment, and will put and locate products by each shop’s features. In the specialty stores channel, we will identify the needs of each business partner and will provide other appropriate support through reviewing respective transaction terms, supporting sales promotion, and utilizing the group’s products.

(Acceleration and Expansion of Retail Business)

We will review our organization, strengthen our high volume products and strategically control the regions in which we operate in order to respond to changing customer needs and trends with appropriate business location and product development.

(Rebuilding of Supply Chain Management)

While there remaining uncertainties concerning production in China and dominance of ASEAN countries is increasing, we will use the production and/or distribution infrastructures of the entire group and will start working to build an efficient supply chain management from production to distribution including in emerging markets.

<Wacoal Business (Overseas)>

(United States)

We will expand and enrich product lineups by cultivating new brands or developing body-shaping underwear with functionality. We will also work on enhancing internet sales and business expansion mainly in the United States, as well as the United Kingdom, Canada, Brazil and Mexico, through considering strategic acquisitions.

(China)

We will continue to accelerate our shop openings and will work to improve our brand recognition and customer management. In addition, we will develop products mainly at Wacoal (Shanghai) Human Science R&D Co., Ltd., and will consider a launch of new-price range products in association with Lecien.

(ASEAN Countries)

We will work to improve our brand recognition including our joint venture’s brand. We will also make efforts to ensure sustainable growth and stable profitability.

(Other Regions)

We will formulate a specific plan to enter into new markets in India, Germany, Russia and other European countries.

(Peach John Business)

The improvement of declined profits caused by the weak performance of our catalog sales business and underperforming direct retail stores in Japan is the biggest challenge that we are facing. In addition, we still have issues in stabilizing operations at our direct retail stores overseas. At the end of the previous fiscal year, as a part of our structural reform plan, we reassessed our organizational system, consolidated business offices, and solicited special voluntary retirement of employees. While we will continue to liquidate our underperforming shops and to cut costs, we will review our sales schedule for the expansion of sales, and will work on developing new brands and products.

With respect to the business in China, which we believe has further growth potential, we will establish a business infrastructure including an inventory function that controls the inventories covering Hong Kong, China and Japan and will make efforts to expand sales.

<Other>

(Lecien)

We will develop new value-added brands for mass merchandising, which is our core sales channel, in aim to establish a stable revenue base. In order to make the utmost use of the synergy effect within our group, we will incorporate the production infrastructure held by Lecien into our group’s supply chain management, and will expand the group’s demands for the lace materials handled by Lecien. In addition, with respect to the apparel business, we will make efforts to expand sales by working on the development of high value-added products based on the outcome from Wacoal Human Science Research Center’s research.

(Nanasai)

We will need to consider how to improve our profitability when the orders for shop openings and shop renovations from department stores have slowed down. We will make efforts to expand Nanasai’s rental and sales business, its core competencies, by making full use of its design and quality of mannequins, figure models and/or objects.

4.	Consolidated Financial Statements (Unaudited)

(1) Consolidated Balance Sheet

Accounts	As of March 31, 2010	As of March 31, 2011	Amount Increased/(Decreased)
(Assets)	Million Yen	Million Yen	Million Yen
I. Current assets
Cash and cash equivalents	24,317	26,981	2,664
Time deposits	—	698	698
Marketable securities	6,529	4,819	(1,710)
Receivables
Notes receivable	469	500	31
Accounts receivable-trade	21,116	20,371	(745)

	21,585	20,871	(714)
Allowance for returns and doubtful receivables	(1,972)	(1,549)	423

	19,613	19,322	(291)
Inventories	32,103	30,956	(1,147)
Deferred tax assets	4,595	5,134	539
Other current assets	2,776	2,586	(190)

Total current assets	89,933	90,496	563

II. Tangible fixed assets
Land	22,012	21,774	(238)
Buildings and structures	61,585	60,322	(1,263)
Machinery and equipment	14,773	14,023	(750)
Construction in progress	103	93	(10)

	98,473	96,212	(2,261)
Accumulated depreciation	(46,653)	(46,467)	186

Net tangible fixed assets	51,820	49,745	(2,075)

III. Other assets
Investments in affiliated companies	14,769	14,702	(67)
Investments	35,828	32,672	(3,156)
Goodwill	11,203	10,367	(836)
Other intangible fixed assets	12,351	10,325	(2,026)
Prepaid pension cost	263	158	(105)
Deferred tax assets	935	879	(56)
Others	6,285	6,001	(284)

Total other assets	81,634	75,104	(6,530)

Total Assets	223,387	215,345	(8,042)

Accounts	As of March 31, 2010	As of March 31, 2011	Amount Increased/(Decreased)
(Liabilities)	Million Yen	Million Yen	Million Yen
I. Current Liabilities
Short-term bank loans	7,941	6,117	(1,824)

Payables
Notes payable	2,174	1,623	(551)
Accounts payable-trade	9,161	10,507	1,346
Accounts payable	5,975	5,700	(275)

	17,310	17,830	520

Accrued payroll and bonuses	5,927	6,201	274
Accrued taxes	2,105	1,870	(235)
Other current liabilities	2,400	2,405	5

Total current liabilities	35,683	34,423	(1,260)

II. Long-term liabilities
Reserves for retirement benefit	2,269	2,200	(69)
Deferred tax liability	9,380	7,441	(1,939)
Other long-term liabilities	2,502	2,414	(88)

Total long-term liabilities	14,151	12,055	(2,096)

Total liabilities	49,834	46,478	(3,356)

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,366	29,401	35
III. Retained earnings	137,155	136,946	(209)
IV. Accumulated other comprehensive income (loss)
Foreign currency exchange adjustment	(7,505)	(10,344)	(2,839)
Unrealized gain on securities	3,669	2,596	(1,073)
Pension liability adjustment	(1,783)	(2,002)	(219)
V. Treasury stock	(2,532)	(2,890)	(358)

Total shareholders’ equity	171,630	166,967	(4,663)
VI. Noncontrolling interests	1,923	1,900	(23)

Total equity	173,553	168,867	(4,686)

Total liabilities and equity	223,387	215,345	(8,042)

(2) Consolidated Income Statement

Accounts	Fiscal Year Ended March 31, 2010		Fiscal Year Ended March 31, 2011		Amount Increased/(Decreased)
	Million Yen	%	Million Yen	%	Million Yen
I. Sales	163,297	100.0	165,726	100.0	2,429
II. Operating expenses
Cost of sales	79,953	49.0	81,895	49.4	1,942
Selling, general and administrative expenses	78,511	48.1	77,804	46.9	(707)
Impairment loss on intangible fixed assets	1,023	0.6	1,772	1.1	749

Total operating expenses	159,487	97.7	161,471	97.4	1,984

Operating income	3,810	2.3	4,255	2.6	445
III. Other income (expenses)
Interest income	144	0.1	135	0.1	(9)
Interest expense	(98)	(0.1)	(88)	(0.0)	10
Dividend income	619	0.4	643	0.4	24
Gain (loss) on sale and gain from exchange of marketable securities and/or investment securities	7	0.0	374	0.2	367
Valuation loss on marketable securities and/or investment securities	(1,460)	(0.9)	(1,585)	(1.0)	(125)
Other profit (loss), net	101	0.1	5	0.0	(96)

Total other income (expense)	(687)	(0.4)	(516)	(0.3)	171

Pre-tax net income	3,123	1.9	3,739	2.3	616

Income taxes
Current	3,161	2.0	3,463	2.1	302
Deferred	(1,587)	(1.0)	(1,471)	(0.9)	116

Total income taxes	1,574	1.0	1,992	1.2	418

Equity in net income of affiliated companies and net income before adjustment of profit and loss attributable to non-controlling interests	1,549	0.9	1,747	1.1	198
Equity in net income of affiliated companies	907	0.6	990	0.6	83

Net income	2,456	1.5	2,737	1.7	281

Profit (loss) attributable to non-controlling interests	68	0.0	(122)	(0.1)	(190)

Net income attributable to Wacoal Holdings Corp.	2,524	1.5	2,615	1.6	91

(3) Consolidated Comprehensive Income Statement

Accounts	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011	Amount Increased/(Decreased)
	Million Yen	Million Yen	Million Yen
I. Net income	2,456	2,737	281

II. Other comprehensive profit (loss) – after adjustment of tax effect
Foreign currency exchange adjustment	795	(2,915)	(3,710)
Net unrealized gain on securities	3,351	(1,072)	(4,423)
Pension liability adjustment	1,600	(219)	(1,819)

Total of other comprehensive profit (loss)	5,746	(4,206)	(9,952)

Comprehensive profit (loss)	8,202	(1,469)	(9,671)
Comprehensive profit (loss) attributable to non-controlling interests	49	(47)	(96)

Comprehensive profit (loss) attributable to Wacoal Holdings Corp.	8,251	(1,516)	(9,767)

(4) Consolidated Shareholders’ Equity Statement

Fiscal Year Ended March 31, 2010

Item	Equity
	No. of Shares Held Outside the Company	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated other comprehensive income	Treasury stock	Total Shareholders’ Equity	Non-controlling Interests	Total Equity
	Thousand shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2009	140,451	13,260	29,316	138,235	(11,346)	(3,592)	165,873	2,094	167,967
Cash dividends paid to the shareholders of the Company (25.00 yen per share)				(3,511)			(3,511)		(3,511)
Cash dividends paid to non-controlling interests							—	(76)	(76)
Purchase of treasury stock	(1,372)					(1,540)	(1,540)		(1,540)
Sale of treasury stock	11					13	13		13
Diminution of treasury stock for stock swap	2,104			(93)		2,582	2,489		2,489
Other	4		50			5	55	(46)	9
Net income				2,524			2,524	(68)	2,456
Other comprehensive profit (loss)					5,727		5,727	19	5,746

As of March 31, 2010	141,198	13,260	29,366	137,155	(5,619)	(2,532)	171,630	1,923	173,553

Fiscal Year Ended March 31, 2011

Item	Equity
	No. of Shares Held Outside the Company	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated other comprehensive income	Treasury stock	Total Shareholders’ Equity	Non-controlling Interests	Total Equity
	Thousand shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2010	141,198	13,260	29,366	137,155	(5,619)	(2,532)	171,630	1,923	173,553
Cash dividends paid to the shareholders of the Company (20.00 yen per share)				(2,824)			(2,824)		(2,824)
Cash dividends paid to non-controlling interests							—	(70)	(70)
Purchase of treasury stock	(586)					(655)	(655)		(655)
Sale of treasury stock	236					297	297		297
Other			35				35		35
Net income				2,615			2,615	122	2,737
Other comprehensive profit (loss)					(4,131)		(4,131)	(75)	(4,206)

As of March 31, 2011	140,848	13,260	29,401	136,946	(9,750)	(2,890)	166,967	1,900	168,867

(5) Consolidated Cash Flow Statement

Accounts	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011	Amount Increased/(Decreased)
	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	2,456	2,737	281
2. Adjustment of net income to cash flow from operating activities
(1) Depreciation and amortization	4,807	4,678	(129)
(2) Allowance for returns and doubtful receivables	(360)	(378)	(18)
(3) Deferred taxes	(1,587)	(1,471)	116
(4) Gain (loss) on sale of fixed assets	25	105	80
(5) Impairment loss on fixed assets	23	107	84
(6) Impairment loss on intangible fixed assets	1,023	1,772	749
(7) Valuation loss on marketable securities and/or investment securities	1,460	1,585	125
(8) Gain (loss) on sale and gain from exchange of marketable securities and/or investment securities	(7)	(374)	(367)
(9) Equity in net income of affiliated companies (after dividend income)	(492)	(566)	(74)
(10) Changes in assets and liabilities
Decrease in receivables	1,794	421	(1,373)
Decrease in inventories	806	420	(386)
Decrease in other current assets	331	125	(206)
Increase (decrease) in payables	(2,525)	1,007	3,532
Increase (decrease) in reserves for retirement benefits	439	(315)	(754)
Increase (decrease) in other liabilities	996	(166)	(1,162)
(11) Other	260	367	107

Net cash flow from operating activities	9,449	10,054	605

II. Investing activities
1. Net increase (decrease) in time deposits	—	(730)	(730)
2. Proceeds from sale and redemption of marketable securities	12,131	3,253	(8,878)
3. Acquisition of marketable securities	(7,846)	(1,286)	6,560
4. Proceeds from sales of tangible fixed assets	468	550	82
5. Acquisition of tangible fixed assets	(3,998)	(2,662)	1,336
6. Acquisition of intangible fixed assets	(1,755)	(671)	1,084
7. Proceeds from sale of investments	5	988	983
8. Acquisition of investments	(2,019)	(975)	1,044
9. Proceeds from acquisition of shares of the newly consolidated subsidiaries	362	—	(362)
10. Others	(46)	(13)	33

Net cash flow from investing activities	(2,698)	(1,546)	1,152

III. Financing activities
1. Decrease in short-term bank loans	(442)	(1,798)	(1,356)
2. Proceeds from long-term debt	—	200	200
3. Repayment of long-term debt	(350)	(104)	246
4. Increase (decrease) in treasury stock	(1,135)	(373)	762
5. Dividend payment	(3,511)	(2,824)	687

Net cash flow from financing activities	(5,438)	(4,899)	539

IV. Effect of exchange rate on cash and cash equivalents	65	(945)	(1,010)

V. Increase (decrease) in cash and cash equivalents	1,378	2,664	1,286
VI. Initial balance of cash and cash equivalents	22,939	24,317	1,378

VII. Year end balance of cash and cash equivalents	24,317	26,981	2,664

Additional Information

Accounts	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011	Amount Increased/(Decreased)
Cash paid for
Interest	98	91	(7)
Income taxes, etc.	2,078	3,627	1,549
Investment activities without cash disbursement
Acquisition amount of investment securities through stock swap	11	—	(11)
Acquisition amount of shares of consolidated subsidiaries through stock swap	2,489	—	(2,489)

(6) Notes on Going Concern

Not applicable.

(7) Basic Significant Matters in Preparation of Consolidated Financial Statements

(i)	Matters Regarding the Scope of Consolidation and Application of the Equity Method

Major consolidated subsidiaries:

Wacoal Corporation, Peach John Co., Ltd., Lecien Corporation, Kyushu Wacoal Manufacturing Corp., Torica Co., Ltd., Nanasai Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal Hong Kong Co., Ltd., Wacoal Investment Co. (Taiwan), Ltd., Wacoal China Co., Ltd. and Wacoal International Hong Kong Co., Ltd.

Major Affiliated Companies:

Shinyoung Wacoal Inc., Taiwan Wacoal Co., Ltd. and Thai Wacoal Public Co., Ltd.

(ii)	Changes Regarding Subsidiaries and Affiliates

Consolidated (new):

Wacoal minette Co., Ltd., Wacoal Direct Corp., Peach John Shanghai Co., Ltd.

Consolidated (excluded):

Maruka Corp., Lecien Kantou Distribution Co. Ltd., Lecien Business Service Co,. Ltd.

(iii)	Standard of Preparation of Consolidated Financial Statements

The consolidated financial statements have been prepared based on terms, format and preparation methods in compliance with accounting standards generally accepted in the United States as required in relation to the issuance of American Depositary Receipts. For this reason, the consolidated financial statements may be different from those that have been prepared based on the Consolidated Financial Statement Regulations and Standard of Preparation of Consolidated Financial Statements etc.

(iv)	Significant Accounting Policies

a.	Valuation Standard of Inventories

The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower of cost or market accounting method.

b.	Valuation Standard of Tangible Fixed Assets and Method of Depreciation

Tangible fixed assets are valued at the acquisition cost. Depreciation expenses are calculated mainly using the straight-line method based on the estimated useful lives of the assets (the lease term is used for capitalized leased assets).

c.	Valuation Standard of Marketable Securities and Investment Securities

Based on the provisions of U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 320, marketable securities and investment securities have been classified as available for sale securities and for sale and purchase securities, and valued at fair value. Gain or loss on sale of marketable securities is calculated based on the acquisition cost using the moving-average method. The valuation standard and valuation method of nonmarketable securities are valued at cost using the moving-average method.

d.	Reserve for Retirement Benefits

This is accounted for based on the provisions of FASB ASC 715.

e.	Lease Transactions

Based on the provisions of FASB ASC 840, capital leases have been capitalized at fair value of the lease payments and its corresponding accrued liabilities have been accounted.

f.	Accounting Procedure for Consumption Tax, etc.

Accounting procedure for consumption tax, etc., is based on the tax-excluded method.

g.	Consolidated Cash Flow Statement

Upon preparing the consolidated cash flow statements, time deposits and certificates of deposit with original maturities of three (3) months or less have been included in cash and cash equivalents.

(8) Notes to the Consolidated Financial Statements

(i)	Market Value, etc. of Securities

	(Unit: Million Yen)

	As of March 31, 2010				As of March 31, 2011
	Acquisition Cost	Total Unrealized Profit	Total Unrealized Loss	Fair Value	Acquisition Cost	Total Unrealized Profit	Total Unrealized Loss	Fair Value
Securities
National and Local Government Bonds	1,160	10	—	1,170	510	3	—	513
Corporate Bonds	1,885	12	42	1,855	1,300	4	27	1,277
Bank Bonds	100	0	—	100	—	—	—	—
Trust Fund	3,229	176	1	3,404	2,657	117	2	2,772

Total	6,374	198	43	6,529	4,467	124	29	4,562

Investment
Equities	23,841	9,415	604	32,652	22,165	7,488	516	29,137

Total	23,841	9,415	604	32,652	22,165	7,488	516	29,137

(Note)	The securities which are classified as available for sale securities are shown in the above table and the unlisted securities which are included in the investment securities are not shown.

(ii)	Contract Amount, Market Value and Valuation Profit/Loss of Derivative Transactions

In order to hedge exchange rate and interest rate risks, forward exchange contracts have been utilized as financial derivative products. The profits and losses of such contracts have been omitted as the amounts involved are non-material.

(iii)	Information on Par Share

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Net income attributable to Wacoal Holdings Corp.	2,524 million yen	2,615 million yen
Number of average shares issued during the year (excluding treasury stock)	141,353,141 shares	141,145,190 shares
Net income attributable to Wacoal Holdings Corp. per share	17.86 yen	18.53 yen
Diluted net earnings attributable to Wacoal Holdings Corp. per share	17.85 yen	18.51 yen

(iv)	Segment Information

a.	Segment Information by Type of Business

Fiscal Year Ended March 31, 2010 (April 1, 2009 - March 31, 2010)

	(Unit: Million Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Sales
(1) Sales to outside customers	113,929	18,899	13,224	17,245	163,297	—	163,297
(2) Internal sales or transfers among segments	1,793	6,226	7	3,204	11,230	(11,230)	—

Total	115,722	25,125	13,231	20,449	174,527	(11,230)	163,297

Operating expenses	111,180	23,795	13,053	21,186	169,214	(11,230)	157,984
Customer related depreciation	—	—	480	—	480	—	480
Impairment loss on intangible fixed assets	—	—	1,023	—	1,023	—	1,023

Total operating expenses	111,180	23,795	14,556	21,186	170,717	(11,230)	159,487

Operating income (loss)	4,542	1,330	(1,325)	(737)	3,810	—	3,810

Fiscal Year Ended March 31, 2011 (April 1, 2010 - March 31, 2011)

	(Unit: Million Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Sales
(1) Sales to outside customers	110,856	20,052	11,711	23,107	165,726	—	165,726
(2) Internal sales or transfers among segments	2,134	6,121	76	4,588	12,919	(12,919)	—

Total	112,990	26,173	11,787	27,695	178,645	(12,919)	165,726

Operating expenses	107,370	24,852	12,763	27,357	172,342	(12,919)	159,423
Customer related depreciation	—	—	276	—	276	—	276
Impairment loss on intangible fixed assets	—	—	1,772	—	1,772	—	1,772

Total operating expenses	107,370	24,852	14,811	27,357	174,390	(12,919)	161,471

Operating income	5,620	1,321	(3,024)	338	4,255	—	4,255

(Note)   Core products of respective businesses:

Wacoal business (domestic):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, restaurant, culture services, etc.

Wacoal business (overseas):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Peach John business:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products

Other:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, other textile-related products, mannequins, shop design and implementation, etc.

b.	Information by Region

Fiscal Year Ended March 31, 2010 (April 1, 2009 to March 31, 2010)

	(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Total	Elimination or corporate	Consolidated
I. Sales
Sales to outside customers	144,048	7,885	11,364	163,297	—	163,297
II. Operating income	1,775	965	1,070	3,810	—	3,810
III. Long-lived assets	47,392	2,527	1,901	51,820	—	51,820

Fiscal Year Ended March 31, 2011 (April 1, 2010 to March 31, 2011)

	(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Total	Elimination or Corporate	Consolidated
I. Sales
Sales to outside customers	145,136	9,155	11,435	165,726	—	165,726
II. Operating income	2,551	438	1,266	4,255	—	4,255
III. Long-lived assets	45,820	2,344	1,581	49,745	—	49,745

(Note)	1.	Countries or areas are classified according to geographical proximity.
	2.	Main countries and areas belonging to classifications other than Japan
Asia: various countries of East Asia and Southeast Asia
Europe/N.A.: North America and European countries
	3.	Sales in respect of consolidated companies are categorized by location.
	4.	Long-lived assets include tangible fixed assets.

c.	Overseas Sales

Fiscal Year Ended March 31, 2010 (April 1, 2009 - March 31, 2010)

	(Unit: Million Yen)

	Asia	Europe/N.A.	Total
I. Overseas sales	7,885	11,364	19,249
II. Consolidated sales	—	—	163,297
III. Ratio of overseas sales in consolidated sales	4.8%	7.0%	11.8%

Fiscal Year Ended March 31, 2011 (April 1, 2010 - March 31, 2011)

	(Unit: Million Yen)

	Asia	Europe/N.A.	Total
I. Overseas sales	9,155	11,435	20,590
II. Consolidated sales	—	—	165,726
III. Ratio of overseas sales in consolidated sales	5.5%	6.9%	12.4%

(Note)	1.	Countries or areas are classified according to geographical proximity.
	2.	Main countries and areas belonging to classifications other than Japan
		Asia: various countries of East Asia and Southeast Asia
		Europe/N.A.: North America and European countries

(v)	Status of Sales

Segment name by type of business	Fiscal Year Ended March 31, 2010		Fiscal Year Ended March 31, 2011
	Amount	Distribution ratio	Amount	Distribution ratio
	Million Yen	%	Million Yen	%
Innerwear
Foundation and lingerie	116,068	71.0	116,285	70.2
Nightwear	9,438	5.8	8,725	5.3
Children’s underwear	1,608	1.0	1,476	0.9

Subtotal	127,114	77.8	126,486	76.4

Outerwear/Sportswear	17,241	10.6	17,400	10.5
Hosiery	1,701	1.0	1,666	1.0
Other textile goods and related products	7,462	4.6	7,498	4.5
Other	9,779	6.0	12,676	7.6

Total	163,297	100.0	165,726	100.0

(Omission of Disclosure)

We have omitted the notes regarding the lease transactions, related-party transactions, stock options and tax effect accounting etc. because we believe it is not sufficiently necessary to disclose information on these matters in these financial statements.

5.	Others

(1)	Changes to Corporate Officers

The scheduled changes to directors and auditors after the conclusion of the 63rd ordinary general meeting of shareholders to be held on June 29, 2011 will be as follows.

(i)	Director

1.	New Candidates for Directors (as of June 29, 2011 (scheduled))

Hironobu	Yasuhara (Wacoal Corporation, Representative Director and Corporate Officer)

2.	Promotion of Director (as of June 29, 2011 (scheduled))

Managing	Director Ikuo Otani (Director)

(ii)	Corporate Auditor

1.	New Candidate for Corporate Auditor (as of June 29, 2011 (scheduled))

Mitsuo	Yamamoto (General Manager of Personnel and Administration Planning Department)

2.	Resigning Corporate Auditor (as of June 29, 2011 (scheduled))

Kimiaki	Shiraishi

The management and administrative organization after the conclusion of the 63rd Ordinary General Meeting of Shareholders to be held on June 29, 2011 will be as follows:

Management and Administrative Organization for the 64th Fiscal Year

Director/Corporate Auditor	Name
Representative Director	Yoshikata Tsukamoto
Director and Vice President	Hideo Kawanaka
Managing Director	Ikuo Otani
Director	Hironobu Yasuhara (new)
Director	Tadashi Yamamoto
Director (outside director)	Mamoru Ozaki
Director (outside director)	Morio Ikeda
Director (outside director)	Atsushi Horiba

Corporate Auditor	Yoshio Kawashima
Corporate Auditor	Mitsuo Yamamoto (new)
Corporate Auditor (outside corporate auditor)	Akira Katayanagi
Corporate Auditor (outside corporate auditor)	Tomoharu Kuda
Corporate Auditor (outside corporate auditor)	Yoko Takemura

(Reference)

The management and administrative organization for the 7th term of Wacoal Corporation will be as follows:

Management and Administrative Organization for the 7th Term

Director/Corporate Auditor	Corporate Officer	Name	Responsibility
Representative Director and Chairman		Yoshikata Tsukamoto

Director and Vice Chairman		Hideo Kawanaka

Representative Director	President and Corporate Officer	Hironobu Yasuhara

Director	Senior Corporate Officer	Tadashi Yamamoto	General Manager of International Operations

Director	Senior Corporate Officer	Yuzo Ide	General Manager of Wing Brand Operation Division

Director (new)	Senior Corporate Officer	Yasuyuki Nakatsutsumi	General Manager of Wacoal Brand Operation Division

Director	Corporate Officer	Akio Shinozaki	Chief of Human Science Research Center

Director (new)	Corporate Officer	Masaya Wakabayashi	Chief of Corporate Planning

Director (new)	Corporate Officer	Kiyotaka Hiroshima	General Manager of Technology/Production Division

Corporate Auditor		Shoichi Kono

Corporate Auditor (new)		Mitsuo Yamamoto

	Managing Corporate Officer	Masakazu Kitagawa	General Manager of West Japan Sales Control, Wacoal Brand Operation Division

	Managing Corporate Officer	Masahiro Joshin	General Manager of Chain Stores Sales Control, Wacoal Brand Operation Division

	Corporate Officer (new)	Masashi Yamaguchi	General Manager of Personnel and Administration Department

	Corporate Officer	Akio Ouchi	General Manager of Information System Division

	Corporate Officer (new)	Naruo Nishiyama	General Manager of Innerwear Products, Wacoal Brand Operation Division

	Corporate Officer (new)	Masatoshi Okuyama	General Manager of East Japan Sales Control, Wacoal Brand Operation Division

	Corporate Officer (new)	Toshikazu Kasatani	General Manager of Kyoto Sales Office, Wing Brand Operation Division

	Corporate Officer	Hiroshi Nishioka	General Manager of Tokyo Sales Office, Wing Brand Operation Division

	Corporate Officer	Ryuji Fukushima	General Manager of Retail Operation Division

	Corporate Officer	Tsuneo Matsui	General Manager of Wellness Business Division

	Corporate Officer (new)	Masaaki Yajima	Director and General Manager of Wacoal China Co., Ltd.

- End -

Exhibit 2

[Translation]

May 13, 2011

To whom it may concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani,
Director and General Manager of Corporate Planning
(Telephone: +81(075)682-1010)

Notice on Distribution of Surplus

We hereby give notice that Wacoal Holdings Corp. has decided at a meeting of its board of directors held on May 13, 2011 to make the following distribution of surplus with a record date of March 31, 2011.

1.	Details of Dividend

	Determined Amount	Most Recent Dividend Forecast (Announced on January 31, 2011)	Dividend paid Last Year (Year ended March 2010)
Record date	March 31, 2011	March 31, 2011	March 31, 2010
Dividend per share	20.00 yen	20.00 yen	20.00 yen
Total dividend	2,817 million yen	—	2,829 million yen
Effective date	June 6, 2011	—	June 7, 2010
Dividend resource	Earned surplus	—	Earned surplus

2.	Reasons

Our basic policy on profit distribution to shareholders is to make stable distributions taking our consolidated performance into account, while trying to improve the value of our business through active investment for improved profitability as well as to increase earnings per share.

The distribution for the year ended March 2011 will be 20.00 yen per share as initially forecasted.

- End -